Mr. Larry Spirgel

Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange

Commission Washington, DC 20549

July 17, 2024

Re:	AtomBeam Technologies Inc.
Offering Statement on Form 1-A
File No. 024-12417

Dear Mr. Spirgel:

On behalf of AtomBeam Technologies Inc., I hereby request qualification of the above-referenced offering statement at 4:00 pm, Eastern Time, on Friday, July 19, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Charles Yeomans

Charles Yeomans

Chief Executive Officer

AtomBeam Technologies Inc

Cc:	Jamie Ostrow
CrowdCheck Law LLP